Exhibit 99.2

LETTER FROM THE BOARD OF DIRECTORS OF ABCAM PLC

June 26, 2023

Dear Shareholders,

The Extraordinary General Meeting of Abcam plc (“Abcam”, the “Company,” “Group”), to be held on July 12, 2023, is rapidly approaching, and your vote is critical to optimizing the Company’s value proposition in the short, medium and long term.

During the tenures of Chairman, Peter Allen, and CEO, Alan Hirzel, your Board has taken decisive actions to enhance Abcam’s strategy, increase market share and create shareholder value while positioning the business for further growth. We are experiencing the positive impact of these actions through the delivery of our strong financial results and enhanced shareholder value, as demonstrated by our guidance for FY2024, which we announced on 26 June 2023.

In contrast, Jonathan Milner, in spite of numerous offers to join the Board of Directors of the Company (the “Board”), is pursuing an agenda to be appointed Executive Chairman of the Board and to remove three highly qualified directors from the Board, without nominating replacements other than himself. If successful, Jonathan Milner would lead the Board as Executive Chairman and become de-facto CEO, taking operational control of the business. Such an outcome would put the Board’s review of strategic alternatives – including the process of negotiating with interested parties – at risk. Moreover, it would immediately endanger our operational progress, which is so vital to maximizing shareholder value through this process. He has neither developed nor communicated any credible business plan for the Company, instead offering basic generalities and disjointed and baseless claims, and he has made worrisome inconsistent statements with respect to his willingness to entertain potential M&A interest in the Company.

We believe his actions clearly demonstrate that Jonathan Milner seeks to seize control of the Company he founded, putting the Company and your investment at significant risk. Consider his shifting and contradictory public reaction to strategic interest received by the Company:

As previously stated, having extensively engaged and listened to feedback from shareholders, your Board has unanimously decided to initiate a process to explore strategic alternatives for the Company. This comprehensive process has already begun and will evaluate a broad range of options to maximize shareholder value, including a potential sale of the Company.

Jonathan Milner initially dismissed this process out of hand, responding to the Company’s disclosure that it has received strategic interest by stating, “My intervention and plan is a defense against these low offers,” despite having no knowledge of the strategic interest1.

His more recent statements on the matter are a clear attempt to walk back his initial resistance to a potential sale of the Company. We believe this contradictory approach is nothing more than window-dressing to get shareholder support in his campaign and demonstrates the risk of adding him as Executive Chairman, where he would oversee a comprehensive review to maximize shareholder value.

The Board as a whole and each of the individual directors Jonathan Milner is seeking to remove have significant M&A experience that is directly relevant to delivering maximum shareholder value through the process just announced. For example, as a Board member of Cytyc Corporation, Sally Crawford oversaw the company’s sale to Hologic for $6 billion. As a Board member, Peter Allen oversaw the sales of Celltech Group, ProStrakan Group, and Proximagen Group. Prior to joining Abcam, Michael Baldock had a career spanning three decades as a healthcare specialist investment banker advising on dozens of M&A transactions and co-founded the strategic advisory group, Ondra Partners. By contrast, Jonathan Milner has limited public company M&A experience and the identity of the directors he seeks to add to the Board is currently unknown. The removal of our highly qualified directors would be extremely disruptive and not in the best interests of shareholders as the Board conducts its strategic review process at this crucial juncture. Put simply, we have the right Board in place to maximize shareholder value through the newly commenced process. Meanwhile, Jonathan Milner’s inconsistent statements on M&A and lack of an alternative plan demonstrate why adding him to the Board represents a risk to your investment.

[1]

Bloomberg News. Davis, M. F., and Nair, D. (2023, June 16). UK life sciences firm ABCAM gets takeover approaches while it battles founder. Bloomberg.com. https://www.bloomberg.com/news/articles/2023-06-16/biotech-abcam-gets-takeover-approaches-while-battling-founder

We urge you to maximize the value of your investment and allow the Board to complete its strategic process without disruption by voting “AGAINST” Jonathan Milner’s value destructive proposals on the WHITE Voting Instruction Form or WHITE Form of Proxy.

ABCAM’S RESULTS AND OUTLOOK DEMONSTRATE ITS STRATEGY IS DELIVERING AND UNDERSCORE VALUE OF THE COMPANY AS THE BOARD CONDUCTS REVIEW OF ALTERNATIVES

Abcam is nearing completion of the strategic investment phase presented at the 2019 Capital Markets Day and has successfully transitioned from a simple broker of third-party antibodies during Jonathan Milner’s tenure into today’s market-leading life science tools provider, which delivers innovative, differentiated and high-quality products.

Abcam is reiterating its fiscal year 2023 reported revenue guidance of approximately £420 million to £440 million, representing 15% to 20% constant exchange rate (CER) revenue growth, and its adjusted operating profit margin guidance of 27% to 28%, with expected adjusted EBITDA margins of 36.5% to 37%. As the Company has successfully completed the investment phase of our strategy, our focus now shifts to refining installed investments that will drive strong incremental Adjusted Operating Income Margins.

In addition, we recently announced FY2024 guidance, which reflects our focus on sustaining growth while driving attractive margins and returns:

•	Abcam now expects to deliver reported revenue of approximately £475 million to £525 million[2], representing 11.3% to 13.4% CER revenue CAGR[3] and 10.0% to 12.1% CER organic revenue CAGR[4] from FY2019.

•

Including the ongoing cost refinement actions announced last month, 2024 adjusted operating profit margins are expected to be between 32% to 36% and adjusted EBITDA margins are expected to be between 42% and 46%.

•	Return on Capital Employed is expected to be between 15% to 19%, with incremental value being delivered from the completed investments and the acquisition of BioVision.

•	We expect this operating margin trajectory to continue in 2025 and beyond.

Under Alan Hirzel’s leadership, our world-class team has made and continues to make meaningful improvements and key strategic investments to better position Abcam – and we are proud of the results we have achieved.

YOUR VOTE IS IMPORTANT – HELP MAXIMIZE THE VALUE OF YOUR INVESTMENT IN ABCAM

[2]	Based on exchange rates as of June 2023
[3]	Compounded annual growth rate (CAGR) calculated based on 5.5 year period between June 2019 and December 2024
[4]	CAGR calculated based on 5.5 year period between June 2019 and December 2024

Our strong, independent and highly qualified Board is best equipped to guide Abcam as we continue to execute on our strategic priorities and deliver for all shareholders. The strategic actions we have taken since 2014 have critically shaped our growth trajectory over the past decade and have positioned the Company to maximize shareholder value.

Jonathan Milner is not acting in the best interests of Abcam shareholders. The Abcam Board believes that electing Jonathan Milner would not only impede our growth and value creation prospects, but also derail the comprehensive review of strategic alternatives already underway.

Maximize the value of your investment and vote the WHITE Voting Instruction Form or WHITE Form of Proxy today “AGAINST” all of Jonathan Milner’s resolutions to be proposed at the Extraordinary General Meeting.

If you have any questions, or need assistance in voting, please contact our proxy solicitor, Morrow Sodali, LLC at (800) 662-5200 (toll-free in N. America) or at + 1 (203) 658-9400 or by email ABCM@info.morrowsodali.com.

On behalf of your Board and the management team, thank you for your continued support.

Sincerely,

Your Abcam Board of Directors

EGM Details

The EGM will be held at the offices of FTI Consulting at 200 Aldersgate, Aldersgate Street, London EC1A 4HD, United Kingdom on July 12, 2023, at 2:00pm (BST) || 9:00am (EDT). The Company encourages all shareholders to closely review the Shareholder Circular, which provides important and detailed instructions about how to participate and vote.

Shareholder Circular Details

The Shareholder Circular, which was mailed to all Abcam shareholders on June 16, 2023, contains, among other information, details regarding procedures for voting at the EGM, as well as comprehensive information regarding Abcam’s engagement with Jonathan Milner and perspectives on Jonathan Milner’s proposed resolutions. The Shareholder Circular is also available at https://corporate.abcam.com/investors/2023-egm.

HOW TO VOTE

ADS Holders	Ordinary Shareholders
Instruct the Depositary how to vote the Ordinary Shares represented by your ADS by following the instructions on the Depositary Notice and WHITE Voting Instruction Form and/or such other instructions as may be provided to you by or on behalf of your broker or intermediary	Submit proxies electronically using the online voting service at www.sharevote.co.uk or through the CREST voting service, or in a hard copy using the WHITE Form of Proxy, by following the instructions set out in the Shareholder Circular

Such voting instructions must be validly submitted so as to be received by the Depositary by no later than 10:00 am (EDT) on July 6, 2023	All proxy appointments must be submitted so as to be received by the Company’s registrar by no later than 2:00pm (BST) on July 10, 2023

A copy of the Shareholder Circular calling the EGM and setting out further information is available at https://corporate.abcam.com/investors/2023-egm

If you have any questions or need assistance in voting, please contact Abcam’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free in N. America) or at + 1 (203) 658-9400 or by email ABCM@info.morrowsodali.com

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Any express or implied statements contained in this announcement that are not statements of historical fact, including statements regarding the implementation of the Company’s business plan or the financial performance of the Company, are forward-looking statements, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID-19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; as a foreign private issuer, we are exempt from a number of rules under the US securities laws and Nasdaq corporate governance rules and are permitted to file less information with the US Securities and Exchange Commission (“SEC”) than US companies, which may limit the information available to holders of our ADSs; and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 20 March 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Financial Measures

To supplement our audited financial results prepared in accordance with International Financial Reporting Standards (“IFRS”) we present Adjusted Operating Profit Margin, Total Constant Exchange Rate Revenue (“CER revenue”), which are financial measures not prepared in accordance with IFRS (“non-IFRS financial measures”). We believe that the presentation of these non-IFRS financial measures provide useful information about our operating results and enhances the overall understanding of our past financial performance and future prospects, allowing for greater transparency with respect to key measures used by management in its financial and operational decision making. These non-IFRS financial measures are supplemental in nature as they include and/or exclude certain items not included and/or excluded in the most directly comparable IFRS financial measures and should not be considered in isolation, or as a substitute for, financial measures prepared in accordance with IFRS. Further, other companies may calculate these non-IFRS financial measures differently than we do, which may limit the usefulness of those measures for comparative purposes.

Management believes that the presentation of (a) Adjusted Operating Profit Margin, provide useful information to investors and others as management regularly reviews these measures as important indicators of our operating performance and makes decisions based on them, and (b) CER revenue provides useful information to investors and others as management regularly reviews this measure to identify period-on-period or year-on-year performance of the business and makes decisions based on it

We define:

•

Adjusted Operating Profit as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items, share-based payments, restructuring activities, and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business; and we identify and determine items to be exceptional based on their nature and incidence or by or by their significance (“exceptional items”). As a result, the composition of exceptional items may vary from period to period / year to year.

•	Adjusted Operating Profit Margin as Adjusted Operating Profit calculated as a percentage of revenue.

•	CER as our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis.

Management is unable to present quantitative reconciliations of Adjusted Operating Profit Margin and CER revenue to their respective most directly comparable IFRS financial measures of Operating Profit Margin and Reported Revenue on a forward-looking basis, because items that impact these IFRS financial measures are not within our control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

Media enquiries

US: Joele Frank

+1 212-355-4449

Abcam-JF@joelefrank.com

UK and Europe: FTI

+44 (0)203-727-1000

Abcam@fticonsulting.com